EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C.  V6H 1H2

www.emgold.com

September 10, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD WARRANTS EXERCISED

Emgold Mining Corporation ("Emgold") is pleased to announce that a total of 1,194,101 common share purchase warrants “warrants” of the Company have been exercised by warrant holders at CDN$0.10 per share for total proceeds of CDN $119,410.  These warrants were exercised through an Early Conversion Option as part of a re-pricing and extension of warrants that was previously announced by the Company in July 18, 2012 and August 17, 2012 press releases.

David Watkinson, President and CEO of Emgold stated, “The re-pricing and extension of existing warrants was requested by certain warrant holders due to the existing poor market conditions in the junior mining sector.  We were successful re-pricing and extending 11.8 million eligible warrants of the Company.  Of these, about 10 percent of the eligible warrants were converted to shares under the Early Conversion Option.”  The proceeds from the early conversion will be used for general working capital.

About Emgold Mining Corporation

Emgold’s main asset is the Idaho-Maryland Mine in California.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  The Company’s goals are to obtain required permits, dewater, and rehabilitate the historic underground workings, conduct underground exploration, and ultimately, if exploration is successful, construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Emgold has several other exploration properties located in the western U.S. and Canada.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada where both high grade vein and bulk disseminated gold exploration targets have been identified.  The Company also has the Stewart and Rozan poly-metallic properties in British Columbia where plans it to complee exploration activities, including diamond drilling, in 2012.  Emgold is completing exploration on these properties with the goal of discovering and defining mineral resources.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO
For further information please contact:
Tel:  (604) 998-1298
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the EIR for the Idaho-Maryland Project, plans to dewater and rehabilitate the underground workings, the Company's other planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of permitting and exploration are consistent with management's expectations, that assumptions relating to exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required permits and approvals, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.